FILED PURSUANT TO RULE 424(B)(3)
                                                REGISTRATION NO. 333-10635



                     SUPPLEMENT NO. 10 DATED JUNE 2, 1998
                     TO PROSPECTUS DATED NOVEMBER 19, 1996

                           (TO BE USED TOGETHER WITH
                   SUPPLEMENT NO. 9 DATED APRIL 30, 1998 AND
                      PROSPECTUS DATED NOVEMBER 19, 1996)



                      APPLE RESIDENTIAL INCOME TRUST, INC.



     The following information supplements the Prospectus of Apple Residential Income Trust, Inc. dated November 19, 1996 and Supplement No. 9 dated April 30, 1998, and is part of such Prospectus. PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW EACH OF THE PROSPECTUS, SUPPLEMENT NO. 9 AND THIS SUPPLEMENT NO. 10.



                     TABLE OF CONTENTS TO SUPPLEMENT NO. 10



                                                                                          PAGE

                                                                                         -----
Status of the Offering ...............................................................    S-2
Property Acquisitions ................................................................    S-2
Election of Directors ................................................................    S-6
Management's Discussion and Analysis of Financial Condition and Results of Operations     S-6
Index to Financial Statements ........................................................    F-1


     The Prospectus and Supplements thereto contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements include, without limitation, statements as to anticipated renovations to Company properties and anticipated improvements in property operations from completed and planned property renovations, and the possible acquisition by Cornerstone Realty Income Trust, Inc. of Shares in the Company or the business or assets of the Company. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from the results of operations or plans expressed or implied by such forward-looking statements. Such factors include, among other things, unanticipated adverse business developments affecting the Company, the properties or Cornerstone Realty Income Trust, Inc., as the case may be, adverse changes in the real estate markets and general and local economic and business conditions. Investors should review the more detailed risks and uncertainties set forth under the caption "Risk Factors" in the Prospectus. Although the Company believes that the assumptions underlying the forward-looking statements contained in the Prospectus or the Supplements are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that the forward-looking statements included in the Prospectus and Supplements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included in the Prospectus or the Supplements, the inclusion of such information should not be regarded as a representation by the Company or any other person that the results or conditions described in such forward-looking statements or the objectives and plans of the Company will be achieved.

                             STATUS OF THE OFFERING

     As of May 31, 1998, the Company (as the context requires, the term "Company" used herein shall be deemed to include Apple Residential Income Trust, Inc. and its subsidiaries, Apple General, Inc., Apple Limited, Inc., and Apple REIT Limited Partnership. See "Transfer of Assets to Subsidiary Partnership" in Supplement No. 9) has closed the sale to investors of 2,084,444 Shares at $9 per Share, and 16,876,566 Shares at $10 per Share, representing aggregate gross proceeds to the Company of $187,525,662, and proceeds net of selling commissions and marketing expense allowance of $169,149,095. These totals include 417,778 Shares purchased by Cornerstone Realty Income Trust, Inc., as described under "Developments Involving Cornerstone Realty Income Trust, Inc. -- Authorization for Additional Share Issuance" in Supplement No. 9.


                             PROPERTY ACQUISITIONS

     On May 8, 1998, the Company acquired the Bitter Creek Apartments in Grand Prairie, outside of Dallas, Texas. On June 2, 1998, the Company acquired the Summer Tree Apartments in North Dallas, Texas. Additional information on these properties is provided below.


                            BITTER CREEK APARTMENTS
                             Grand Prairie, Texas

     On May 8, 1998, Apple REIT Limited Partnership purchased the Bitter Creek Apartments located at 2934 Alouette in Grand Prairie, Texas (the "Property").

     The Property comprises 472 apartment units. The purchase price for the Property was $13,505,000. The seller was Bitter Creek, L.P., a Texas limited partnership which was not affiliated with the Company, Apple Residential Advisors, Inc. (the "Advisor") or their affiliates. The purchase price was paid entirely in cash using proceeds from the sale of Shares of the Company. Title to the Property was conveyed to the Company by limited warranty deed.

     Location. The Property is located on Highway 360 in Grand Prairie, Texas, in Tarrant County, which is part of the greater Dallas/Fort Worth Consolidated Metropolitan Statistical Area, or as it is called locally, "The Metroplex." For information on The Metroplex, see under "Brookfield Apartments" in Supplement No. 9.

     The immediate area surrounding the Property consists of other multi-family housing, single-family housing, commercial and retail development. The Property is an approximately 10-minute drive from the Dallas/Fort Worth International Airport, an approximately 20-minute drive from downtown Fort Worth and an approximately 20-minute drive from downtown Dallas.

     Description of the Property. The Property consists of 472 apartment units in 36 buildings on approximately 20.7 acres of land. The Property was constructed in 1982.

     The Property offers five different unit types. The unit mix and rents being charged new tenants as of June 1998 are as follows:


                                               APPROXIMATE
                                                 INTERIOR
                                                  SQUARE       MONTHLY
  QUANTITY                  TYPE                  FOOTAGE       RENTAL
-----------   -------------------------------   ------------   --------
     48       One bedroom, one bathroom               600        $439
    192       One bedroom, one bathroom               720         469
    128       Two bedrooms, two bathrooms             950         539
     72       Two bedrooms, two bathrooms           1,000         579
     32       Three bedrooms, two bathrooms         1,150         709



     All unit types are available with a fireplace for an extra $10 per month. The apartments provide a total of approximately 397,000 square feet of net rentable area.

     The Company believes that the Property has generally been well maintained and is in good condition. However, the Company has budgeted approximately $354,000 for repairs and improvements to the Property. These repairs and improvements will include clubhouse renovations, exterior painting and wood replacement, interior upgrades and a new fitness center.

     The following information is provided by the seller. Physical occupancy at the Property averaged approximately 94% in 1993, 92% in 1994, 91% in 1995, 92% in 1996 and 96% in 1997. Leases at the Property are generally for terms of one year or less. Average rental rates for the past five years have generally increased. As an example, a two-bedroom, two-bathroom apartment (1,000 square feet) rented for $499 in 1993, $509 in 1994, $519 in 1995, $529 in 1996 and $539
in 1997. The average effective annual rental per square foot at the Property for 1993, 1994, 1995, 1996 and 1997 was $6.83, $6.96, $7.10, $7.24, and $7.37,
respectively.

     The Property has two outdoor swimming pools with fountains, a tennis court, four laundry facilities and a sand volleyball court. There is also a clubhouse with a kitchen, entertainment area and a leasing office. There is ample paved parking for tenants.

     The buildings are wood-frame construction with a combination of brick veneer and masonite hardboard on concrete slab foundations. Roofs are pitched and covered with fiberglass shingled on plywood.

     Each apartment unit has wall-to-wall carpeting in the living areas and vinyl floors in the kitchen and bath. Each apartment unit has a cable television hook-up and an individually controlled heating and air-conditioning unit. Each kitchen has a refrigerator/freezer, electric range and oven, dishwasher and garbage disposal. Each unit (except the smallest one-bedroom unit) has full-sized washer/dryer connections. A total of 232 units have woodburning fireplaces, and each second-floor unit has vaulted ceilings. Each unit has walk-in closets, outside storage, a covered balcony or patio and ceiling fans. The owner of the Property pays for cold water, sewer charges, gas (for hot water) and trash removal. The tenants pay for electricity service, which includes cooking, lighting, heating and air-conditioning.

     There are at least 12 apartment properties that compete with the Property. All offer similar amenities and generally have rents that are comparable to those of the Property. Based on a recent telephone survey, the Advisor estimates that occupancy at nearby competing properties averaged approximately 95% on May 31, 1998.

     As of May 31, 1998, the Property was approximately 97% occupied. The tenants are a mix of white-collar and blue-collar workers.

     The following  table sets forth the 1997 real estate tax information on the
Property:


                                     ASSESSED
          JURISDICTION                VALUE            RATE              TAX
-------------------------------   -------------   -------------   ----------------
County of Tarrant .............    $8,700,000      $  1.99520      $  173,582.05
City of Grand Prairie .........     8,929,790         0.68000          60,722.40
 Total ........................                                    $  234,304.45

     The basis of the depreciable residential real property portion of the Property (currently estimated at about $10,526,521) will be depreciated over
27.5 years on a straight-line basis. The basis of the personal property portion will be depreciated in accordance with the modified accelerated cost recovery system of the Code. Amounts to be spent by the Company on repairs and improvements will be treated for tax purposes as permitted by the Code based on the nature of the expenditures.

     The Advisor and the Company believe that the Property is and will continue to be adequately covered by property and liability insurance.

     Acquisition and Management Services and Fees. In consideration of services rendered to the Company in connection with the selection and acquisition of the Property, the Company paid Cornerstone Realty Income Trust, Inc. a property acquisition fee equal to 2% of the purchase price of the Property, or $270,100. Cornerstone Realty Income Trust, Inc. will serve as property manager for the Property and for its services will be paid by the Company a monthly management fee equal to 5% of the gross revenues of the Property plus reimbursement of certain expenses.


                            SUMMER TREE APARTMENTS
                              North Dallas, Texas

     On June 2, 1998, Apple REIT Limited Partnership purchased the Summer Tree Apartments located at 13250 Emily Road in North Dallas, Texas (the "Property").

     The Property comprises 232 apartment units. The purchase price for the Property was $5,700,000. The seller was Sunrise Enterprises, Inc., a Texas corporation which was not affiliated with the Company, the Advisor or their affiliates. The purchase price was paid entirely in cash using proceeds from the sale of Shares of the Company. Title to the Property was conveyed to the Company by limited warranty deed.

     Location. The Property is located on Emily Road on the north side of Interstate 635 (L.B.J. Freeway), and just west of U.S. Highway 75 (Central Expressway) in North Dallas, Texas. The Property is located within "The Metroplex." For information on The Metroplex, see under "Brookfield Apartments" in Supplement No. 9.

     The immediate neighborhood surrounding the Property consists of other multi-family and single-family housing and commercial and retail development. The Property is located approximately one-quarter mile from a multi-billion-dollar Texas Instruments facility. The Property is proximate to other businesses, restaurants, schools and churches, and is readily accessible from Interstate 635 and Highway 75. The Property is an approximately 20-minute drive from the Dallas/Fort Worth International Airport and an approximately 15-minute drive from downtown Dallas.

     Description of the Property. The Property consists of 232 garden-style apartment units in 11 two- and three-story buildings on approximately six acres of land. The Property was constructed in 1980.

     The Property offers four different unit types. The unit mix and rents being charged new tenants as of June 1998 are as follows:

                                            APPROXIMATE
                                              INTERIOR
                                               SQUARE       MONTHLY
 QUANTITY                 TYPE                 FOOTAGE       RENTAL
----------   -----------------------------   ------------   --------
    96       One bedroom, one bathroom           481          $439
    48       One bedroom, one bathroom           575           464
    72       One bedroom, one bathroom           622           484
    16       Two bedrooms, two bathrooms         933           659


     The apartments provide a total of approximately 133,500 square feet of net rentable area.

     The Company believes that the Property has generally been well maintained and is in good condition. However, the Company has budgeted approximately $348,000 for repairs and improvements to the Property, to include clubhouse renovations, exterior painting, pool renovations, sign replacement and interior upgrades.

     The following information is provided by the seller. Physical occupancy at the Property averaged approximately 94% in 1993, 94% in 1994, 96% in 1995, 96% in 1996 and 97% in 1997. Leases at the Property are generally for terms of one year or less. Average rental rates for the past five years have generally increased. As an example, a one-bedroom, one-bathroom apartment (622 square feet) rented for $390 in 1993, $424 in 1994, $444 in 1995, $454 in 1996 and $484
in 1997. The average effective annual rental per square foot at the Property for 1993, 1994, 1995, 1996 and 1997 was $7.97, $8.67, $9.07, $9.28, and $9.89,
respectively.

     The Property has an outdoor swimming pool, a fitness center, a laundry facility and card-accessed entrance gates. The Property also has a clubhouse with a kitchen, entertainment area and leasing office. There is ample paved parking for tenants.

     The buildings are wood-frame construction with a combination of brick veneer, stucco and wood lap siding on concrete slab foundations. Roofs are pitched and covered with asphalt shingles on plywood sheathing.

     Each apartment unit has wall-to-wall carpeting in the living areas and vinyl floors in the kitchen and bath. Each apartment unit has a cable television hook-up and individually controlled heating and air-conditioning unit. Each kitchen has a refrigerator/freezer, electric range and oven, dishwasher, microwave oven and garbage disposal. All units have washer/dryer connections and all units except the smallest one-bedroom units have a wood-burning fireplace. The owner of the Property pays for cold water, sewer charges, gas (for hot water) and trash removal. The tenants pay for their electricity service, which includes cooking, lighting, heating and air-conditioning.

     There are at least eight apartment properties that compete with the Property. All offer similar amenities and generally have rents that are comparable to those of the Property. Based on a recent telephone survey, the Advisor estimates that occupancy at nearby competing properties averaged approximately 97% on May 31, 1998.

     As of May 31, 1998, the Property was approximately 98% occupied. The tenants are primarily a mix of white-collar and blue-collar workers.

     The following  table sets forth the 1997 real estate tax information on the
Property:


        JURISDICTION            ASSESSED VALUE         RATE             TAX
----------------------------   ----------------   -------------   ---------------
County of Dallas ...........      $4,423,510       $  0.44307      $  19,599.25
City of Dallas .............       4,423,510          0.65160         28,823.59
Richardson I.S.D. ..........       4,423,510          1.60000         70,776.16
                                  ----------       ----------      ------------
 Total .....................                                       $ 119,199.00



     The basis of the depreciable residential real property portion of the Property (currently estimated at about $2,738,537) will be depreciated over 27.5 years on a straight-line basis. The basis of the personal property portion will be depreciated in accordance with the modified accelerated cost recovery system of the Code. Amounts to be spent by the Company on repairs and improvements will be treated for tax purposes as permitted by the Code based on the nature of the expenditures.

     The Advisor and the Company believe that the Property is and will continue to be adequately covered by property and liability insurance.

     Acquisition and Management Services and Fees. In consideration of services rendered to the Company in connection with the selection and acquisition of the Property, the Company paid Cornerstone Realty Income Trust, Inc. a property acquisition fee equal to 2% of the purchase price of the Property, or $114,000. Cornerstone Realty Income Trust, Inc. will serve as property manager for the Property and for its services will be paid by the Company a monthly management fee equal to 5% of the gross revenues of the Property plus reimbursement of certain expenses.

                             ELECTION OF DIRECTORS

     At the annual meeting of shareholders of the Company, held on May 12, 1998, the following four persons, already serving as directors, were duly nominated for election as directors of the Company, received the number of votes set forth opposite their respective names, and were therefore re-elected to one-year terms:


                                 NUMBER OF         NUMBER OF
           NAME               VOTES RECEIVED     VOTES WITHHELD
--------------------------   ----------------   ---------------
Lisa B. Kern .............     14,906,853           61,993
Glade M. Knight ..........     14,906,853           61,993
Penelope W. Kyle .........     14,906,853           61,993
Bruce H. Matson ..........     14,906,853           61,993



               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion is based upon the unaudited financial statements of the Company as of March 31, 1998 and the financial statements of the Company as of December 31, 1997. The information should be read in conjunction with the Company's financial statements and notes thereto and the pro forma financial statements and notes thereto of the Company included elsewhere in the Prospectus, Supplement No. 9 and this Supplement No. 10. The Company is operated and has elected to be treated as a REIT for federal income tax purposes.

RESULTS OF OPERATIONS

     Income and occupancy

     The Company's property operations for three months ended March 31, 1998 reflect the operations from the properties acquired before 1998 and from the three properties acquired in 1998 from their respective acquisition dates. The increase in rental income and operating expenses from the first quarter 1997 to first quarter 1998 is primarily due to a full quarter of operation of the 1997 acquisitions as well as the incremental effect of the 1998 acquisitions.

     Substantially all of the Company's income is from the rental operation of apartment communities. Rental income for the first three months increased to $4,928,751 in 1998 from $1,154,400 in 1997 due to the factors stated above.

     Overall economic occupancy for the Company's properties was 94% and 92% at the three months ended March 31, 1998 and 1997. Overall, the average rental rates for the portfolio increased 13% to $588 from $516 per month for the three months ended March 31, 1998 and 1997, respectively. The increase is primarily due to rental increases.

     The Company's other source of income is the investment of its cash and cash reserves. Interest income for the three months ended March 31, 1998 and 1997 was $336,387 and $84,935, respectively. The increase during the three months ended March 31, 1998 is due to the Company's investment balance held pending acquisitions. It is anticipated the interest income will decrease with future acquisitions.

     Expenses

     Total expenses for the first three months increased to $3,292,919 in 1998 from $678,913 in 1997. The increase is due largely to the increase in the number of apartments. The operating expense ratio (the ratio of rental expenses, excluding general and administrative, amortization and depreciation expense, to rental income) was 45% and 40% for the three months ended March 31, 1998 and 1997, respectively. The increase from the first quarter of 1997 to the first quarter of 1998 is primarily due to a full quarter of operation of the 1997 acquisitions.

     General and administrative expenses totaled 3% of total rental income for the three months ended March 31, 1998 and 6% for the same period in 1997. This percentage is expected to decrease as the Company's asset base and rental income grow. These expenses represent the administrative expenses of the Company as distinguished from the operations of the Company's properties.

     Depreciation expense for the three months has increased to $889,545 in 1998 from $137,689 in 1997. The increase is directly attributable to the acquisition of additional apartment communities in 1998 and 1997.

LIQUIDITY AND CAPITAL RESOURCES

     There was a significant change in the Company's liquidity during the three months ended March 31, 1998, as the Company continued to acquire properties. During the three months ended March 31, 1998, the Company closed the sale to investors of 4,336,988 shares representing gross proceeds to the Company of $43,369,884 and net proceeds after payment of brokerage fees and other offering-related costs of $38,973,479.

     Using proceeds from the sale of shares, the Company acquired 696 apartment units in three residential rental communities during first quarter of 1998. The following is information on these three acquisitions:


           PROPERTY NAME              DATE ACQUIRED     UNITS     PURCHASE PRICE        LOCATION
----------------------------------   ---------------   -------   ----------------   ----------------
Main Park Apartments .............   February 1998      192         $ 8,000,000     Duncanville, TX
Timberglen Apartments ............   February 1998      304          12,000,000     Dallas, TX
Copper Ridge Apartments ..........   March 1998         200           4,525,000     Fort Worth, TX

     Notes payable

     The Company generally seeks to hold all of its properties on an unsecured basis, although it is not prohibited from incurring secured debt . The Company's $20 million unsecured line of credit expired on March 31, 1998 and was not amended to extend the maturity date. As of March 31, 1998, there was no outstanding balance on the unsecured line of credit.

     Cash and cash equivalents

     Cash and cash equivalents totaled $36,601,110 at March 31, 1998. During the first quarter in 1998, the Company distributed $2,038,051 to its shareholders, of which $1,246,809 was reinvested in additional shares through the Additional Share Option. The reinvested funds netted the Company $1,122,128 after payment of brokerage fees. During this quarter, the Company distributed $84,808 to Cornerstone on shares that had been purchased by Cornerstone.

     Capital requirements

     The Company has an ongoing capital expenditure commitment to fund its renovation program for recently acquired properties. In addition, the Company is always assessing potential acquisitions and intends to acquire additional properties during 1998. On May 8, 1998, the Company purchased Bitter Creek Apartments, a 472-unit apartment community located in Grand Prairie, Texas for $13,505,000. As of May 9, 1998, no material definitive commitments existed for the purchase of additional properties. The potential sources to fund the improvements and additional acquisitions include additional equity, cash reserves, and debt provided by its line of credit.

     The Company capitalized $1.6 million of improvements to its various properties during the first quarter of 1998. It is anticipated that some $6 million in additional capital improvements will be completed during the next year on the current portfolio, which are expected to be funded through cash reserves and dividend reinvestment.

     The Company has short-term cash flow needs in order to conduct the operation of its properties. The rental income generated from the properties supplies sufficient cash to provide for the payment of these operating expenses and distributions.

     Capital resources are expected to grow with the future sale of the Company's shares and the cash flow from its operations. Approximately 55% of all first quarter 1998 distributions ($1,122,128) were reinvested in additional shares. In general, the Company's liquidity and capital resources are expected to be adequate to meet its cash requirements in 1998.

                     APPLE RESIDENTIAL INCOME TRUST, INC.

                 INDEX TO FINANCIAL STATEMENTS OF THE COMPANY

                                                                                              PAGE
                                                                                             -----
COMPANY INTERIM FINANCIAL STATEMENTS (UNAUDITED):

 Consolidated Balance Sheets - March 31, 1998 and December 31, 1997 ......................    F-2

 Consolidated Statements of Operations - Three Months ended March 31, 1998 and March 31,
   1997 ..................................................................................    F-3

 Consolidated Statement of Shareholders' Equity - Three Months ended March 31, 1998 ......    F-4

 Consolidated Statements of Cash Flows - Three Months ended March 31, 1998 and March 31,
   1997 ..................................................................................    F-5

 Notes to Consolidated Financial Statements ..............................................    F-6

                     APPLE RESIDENTIAL INCOME TRUST, INC.

                    CONSOLIDATED BALANCE SHEETS (UNAUDITED)


                                                                              MARCH 31,        DECEMBER 31,
                                                                                1998               1997
                                                                         ----------------   ---------------
ASSETS
Investment in rental property
 Land .................................................................     $ 19,242,535      $ 15,396,823
 Building and improvements ............................................       95,914,449        73,113,886
 Furniture and fixtures ...............................................        1,410,819         1,123,639
                                                                            ------------      ------------
                                                                             116,567,803        89,634,348
Less accumulated depreciation .........................................       (2,787,548)       (1,898,003)
                                                                            ------------      ------------
                                                                             113,780,255        87,736,345
                                                                            ------------      ------------
Cash and cash equivalents .............................................       36,601,110        24,162,572
Prepaid expenses ......................................................           90,784           142,581
Other assets ..........................................................          774,271           444,022
                                                                            ------------      ------------
                                                                              37,466,165        24,749,175
                                                                            ------------      ------------
Total Assets ..........................................................     $151,246,420      $112,485,520
                                                                            ============      ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accounts payable ......................................................     $    355,938      $    536,324
Accrued expenses ......................................................        2,143,818         2,143,888
Rents received in advance .............................................           23,902            70,051
Tenant security deposits ..............................................          492,175           394,702
                                                                            ------------      ------------
Total Liabilities .....................................................        3,015,833         3,144,965

Shareholders' Equity
Common stock, no par value, authorized 50,000,000 shares; issued and
  outstanding 16,708,817 shares and 12,371,829 shares, respectively....      148,058,824       109,090,459
Class B convertible stock, no par value, authorized 200,000 shares;
 issued and outstanding 200,000 shares ................................           20,000            20,000
Receivable from officer-shareholder ...................................          (20,000)          (20,000)
Net income greater than distributions .................................          171,763           250,096
                                                                            ------------      ------------
                                                                             148,230,587       109,340,555
                                                                            ------------      ------------
Total Liabilities and Shareholders' Equity ............................     $151,246,420      $112,485,520
                                                                            ============      ============

                See accompanying notes to financial statements.

                     APPLE RESIDENTIAL INCOME TRUST, INC.

               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                                                             THREE MONTHS ENDED
                                                        -----------------------------
                                                          MARCH 31,       MARCH 31,
                                                             1998            1997
                                                        -------------   -------------
REVENUE:
 Rental income ......................................    $4,928,751      $1,154,400
EXPENSES:
 Property and maintenance ...........................     1,236,828         292,652
 Taxes and insurance ................................       738,151         106,098
 Property management ................................       257,038          60,663
 General and administrative .........................       162,873          73,335
 Amortization .......................................         8,484           8,476
 Depreciation of rental property ....................       889,545         137,689
                                                         ----------      ----------
   Total expenses ...................................     3,292,919         678,913
                                                         ----------      ----------
Income before interest income (expense) .............     1,635,832         475,487
 Interest income ....................................       336,387          84,935
 Interest expense ...................................       (12,501)         (4,167)
                                                         ----------      ----------
Net income ..........................................    $1,959,718      $  556,255
                                                         ==========      ==========
Basic and diluted earnings per common share .........    $     0.14      $     0.16
                                                         ==========      ==========
Distributions per common share ......................    $     0.20      $       --
                                                         ==========      ==========


                 See accompanying notes to financial statements

                     APPLE RESIDENTIAL INCOME TRUST, INC.

          CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED)


                                               COMMON STOCK    CONVERTIBLE CLASS B STOCK   RECEIVABLE
                                     ------------------------- -------------------------     FROM        NET INCOME       TOTAL
                                        NUMBER                      NUMBER                  PRINCIPAL   GREATER THAN   SHAREHOLDERS'
                                       OF SHARES       AMOUNT     OF SHARES    AMOUNT     SHAREHOLDER   DISTRIBUTIONS    EQUITY
                                     ------------ ------------ ----------- -------------  -----------   -------------  -------------
Balance at December 31, 1997 ........ 12,371,829   $109,090,459    200,000    $20,000   $ (20,000)   $    250,096    $109,340,555

 Net proceeds from the sale of shares  4,212,296     37,846,237         --         --          --              --      37,846,237
 Net income .........................        --             --         --         --          --        1,959,718       1,959,718
 Cash distributions declared to
  shareholders ($.203 per share) ....         --             --         --         --          --       (2,038,051)    (2,038,051)
 Shares issued through reinvestment
  of distributions ..................    124,681      1,122,128         --         --          --              --       1,122,128
                                      ----------   ------------    -------    -------   ---------    -------------    ------------
Balance at March 31, 1998 ........... 16,708,806   $148,058,824    200,000    $20,000   $ (20,000)   $     171,763   $148,230,587
                                      ==========   ============    =======    =======   =========    =============    ============

                 See accompanying notes to financial statments.

                     APPLE RESIDENTIAL INCOME TRUST, INC.

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)



                                                                                 THREE MONTHS ENDED
                                                                         -----------------------------------
                                                                             MARCH 31,          MARCH 31,
                                                                               1998               1997
                                                                         ----------------   ----------------
Cash flow from operating activities:
 Net income ..........................................................    $   1,959,718      $     556,255
 Adjustments to reconcile net income to net cash provided by operating activities
   Depreciation and amortization .....................................          898,029            146,165
   Amortization of deferred financing costs ..........................           12,501              4,167
   Changes in operating assets and liabilities:
   Prepaid expenses ..................................................           51,797           (132,486)
   Other assets ......................................................         (351,234)          (751,257)
   Accounts payable ..................................................         (180,386)           508,843
   Accrued expenses ..................................................          (69,296)           589,338
   Rent received in advance ..........................................          (46,149)            19,241
   Tenant security deposits ..........................................             (962)               599
                                                                          -------------      -------------
    Net cash provided by operating activities ........................        2,274,018            940,865
Cash flow from investing activities:
 Acquisitions of rental property, net of liabilities assumed .........      (25,160,351)       (49,240,262)
 Capital improvements ................................................       (1,595,174)          (210,600)
                                                                          -------------      -------------
    Net cash used in investing activities ............................      (26,755,525)       (49,450,862)
Cash flow from financing activities:
 Proceeds from short-term borrowings .................................               --         10,000,000
 Net proceeds from issuance of shares ................................       38,958,096         39,893,637
 Cash distributions paid to shareholders .............................       (2,038,051)                --
                                                                          -------------      -------------
    Net cash provided by financing activities ........................       36,920,045         49,893,637
    Increase in cash and cash equivalents ............................       12,438,538          1,383,640
Cash and cash equivalents, beginning of year .........................       24,162,572                100
                                                                          -------------      -------------
Cash and cash equivalents, end of year ...............................    $  36,601,110      $   1,383,740
                                                                          =============      =============

                See accompanying notes to financial statements.

                    APPLE RESIDENTIAL INCOME TRUST, INC

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                                 MARCH 31, 1998

NOTE 1 -- GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The accompanying unaudited financial statements have been prepared in accordance with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information required by generally accepted accounting principles. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 1998 are not necessarily indicative of the results that may be expected for the year ended December 31, 1998. These financial statements should be read in conjunction with the Company's December 31, 1997 Annual Report on Form 10-K.

     All earnings per share amounts for all periods have been presented and where appropriate, restated to conform to the Statement 128 requirements.

     Certain previously reported amounts have been reclassified to conform with the current financial statement presentation.

     As of January 1, 1998, the Company adopted Statement 130, "Reporting Comprehensive Income." Statement 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income or shareholders' equity. The Company does not currently have any items of comprehensive income requiring separate reporting and disclosure.

NOTE 2 -- INVESTMENT IN RENTAL PROPERTY

     The Company purchased three properties located in the Dallas/Fort Worth area of Texas for $24,525,000. The following is a summary of rental property acquired during the three months ended March 31, 1998:

                               INITIAL
      DESCRIPTION         ACQUISITION COST          DATE
----------------------   ------------------   ---------------
Main Park ............       $ 8,000,000      February, 1998
Timberglen ...........        12,000,000      February, 1998
Copper Ridge .........         4,525,000      March, 1998

NOTE 3 -- NOTES PAYABLE

     During 1997, the Company entered into an agreement with a commercial bank for an unsecured revolving line of credit not to exceed $20 million to facilitate the timely acquisition of properties. The line of credit expired on March 31, 1998 and has not been amended to extend the maturity date. Borrowings under the agreement were evidenced by an unsecured promissory note and bore interest at one-month LIBOR plus 200 basis points. As of March 31, 1998 there were no outstanding borrowings under the line of credit.

                      APPLE RESIDENTIAL INCOME TRUST, INC

NOTE 4 -- RELATED PARTIES

     Prior to March 1, 1997, the Company had contracted with Apple Residential Management Group, Inc. (the "Management Company") to manage the acquired properties, Apple Residential Advisors, Inc. (the "Advisor") to advise and provide the Company with day to day management, and Apple Realty Group, Inc. to acquire and dispose of real estate assets held by the Company. The Company paid the Management Company a management fee equal to 5% of rental income plus reimbursement of certain expenses in the amount of $52,375. The Company paid the Advisor a fee equal to .25% of total contributions received by the Company in the amount of $14,894. The Company paid Apple Realty Group, Inc. a fee of 2% of the purchase price of the acquired properties in the amount of $624,382.

     Effective March 1, 1997, with the approval of the Company, Cornerstone Realty Income Trust Inc. ("Cornerstone"), for which Glade M. Knight (Chief Executive Officer and Chairman of the Board of the Company) also serves as Chief Executive Officer and Chairman, entered into subcontract agreements with the Management Company and Advisor whereby Cornerstone will provide advisory and property management services to the Company in exchange for fees and expense reimbursement per the same terms described above. For the three months ended March 31, 1998, the Company paid Cornerstone $351,534 under the agreements.

     During 1997, with the consent of the Company, Cornerstone acquired all the assets of Apple Realty Group, Inc. The sole material asset of the company was the acquisition/disposition agreement with the Company. Cornerstone paid $350,000 in cash and issued 150,000 common shares (valued at $11 per common share for a total of $1,650,000) in exchange for the assignment of the rights to the acquisition/disposition agreement. Cornerstone is entitled, under the terms of the acquisition/disposition agreement, to a real estate commission equal to 2% of the gross purchase price of the Company's properties. For the three months ended March 31, 1998, the Company paid Cornerstone approximately $490,500 under the agreement.

     During the first quarter of 1997, the Company granted Cornerstone a continuing right to acquire up to 9.8% of the common shares of the Company at the market price, net of selling commissions. In April 1997, Cornerstone purchased 417,778 common shares of the Company at $9 per share for approximately $3.76 million. Cornerstone owns approximately 2.5% of the total common shares of the Company outstanding as of March 31, 1998. Cornerstone intends to make periodic evaluations of the advisability of purchasing additional common shares of the Company and may make such purchases, if such purchases are deemed by the Cornerstone board of directors to be in the best interests of Cornerstone and its shareholders.

NOTE 5 -- EARNINGS PER COMMON SHARE

     The following table sets forth the computation of basic and diluted earnings per common share:

                                                                            THREE MONTHS ENDED
                                                                     ---------------------------------
                                                                         MARCH 31,         MARCH 31,
                                                                           1998              1997
                                                                     ----------------   --------------
Numerator:

 Net income ......................................................     $  1,959,718      $   556,255
 Numerator for basic and diluted earnings ........................        1,959,718          556,255
Denominator:
 Denominator for basic earnings per share-weighted- average shares     $ 13,882,117        3,403,759
Effect of dilutive securities:
 Stock options ...................................................               --               --
                                                                       ------------      -----------
Denominator for diluted earnings per share-adjusted weighted-
 average shares and assumed conversions ..........................       13,882,117        3,403,759
                                                                       ------------      -----------
Basic and diluted earnings per common share ......................     $       0.14      $      0.16
                                                                       ------------      -----------

                      APPLE RESIDENTIAL INCOME TRUST, INC

NOTE 6 -- SUBSEQUENT EVENTS

     During April 1998, the Company distributed to its shareholders approximately $2,753,213 (20.4 cents per share) of which approximately $1,746,082 was reinvested in the purchase of additional shares through the Additional Share Option. During April 1998, the Company also closed the sale to investors of 933,431 shares at $10 per share representing net proceeds to the Company after payment of brokerage fees of $8,400,876.

     During May 1998, the Company purchased Bitter Creek Apartments, a 472-unit apartment community located in Grand Prairie, Texas for $13,505,000.


NOTE 7 -- ACQUISITIONS

     The following unaudited pro forma information for the three months ended March 31, 1998 and 1997 assumes the property acquisitions made during 1998 and 1997 were made by the Company on January 1 of the respective year and is presented as if (a) the Company had qualified as a REIT, distributed at least 95% of its taxable income and, therefore incurred no federal income tax expense during the period, and (b) the Company had used proceeds from its best efforts offering to acquire the properties. The pro forma information does not purport to represent what the Company's results of operations would actually have been if such transactions, in fact, had occurred on January 1, 1997, nor does it purport to represent the results of operations for future periods.

                                          THREE MONTHS ENDED
                                 ----------------------------------
                                     MARCH 31,         MARCH 31,
                                       1988               1997
                                 ----------------   ---------------
Rental Income ................     $  5,442,733       $ 5,432,343
Net Income ...................     $  2,048,501       $ 1,761,932
Net income per share .........     $        .13       $       .13


     The pro forma information reflects adjustments for the actual rental income and rental expenses of the three acquisitions made in 1998 and the 12 acquisitions made in 1997 for the respective periods in 1998 and 1997 prior to their acquisition by the Company. Net income has been adjusted as follows: (1) property management and advisory expenses have been adjusted based on the Company's contractual arrangements of 5% of revenues from rental income plus reimbursement of certain monthly expenses estimated to be $2.50 per unit; (2) advisory expenses have been adjusted based on the Company's contractual arrangement of .25% of annual gross proceeds of common stock raised; and (3) depreciation has been adjusted based on the Company's allocation of purchase price to buildings over an estimated useful life of 27.5 years.